Exhibit 99.2

New Gold Inc.
(A Development Stage Company)

Management’s Discussion and Analysis
March 31, 2008

MANAGEMENT’S DISCUSSION AND ANALYSISOF
FINANCIAL CONDITIONS AND RESULTS OF OPERATION
AT MARCH 31, 2008

This Management’s Discussion and Analysis (“MD&A”) is intended to supplement the Company’s interim unaudited financial statements and notes thereto for the period ended March 31, 2008 (the “Statements”) and compares the financial results for the three month periods ended March  31, 2008 with that of the comparative periods in 2007. The reader is encouraged to review the Statements in conjunction with this document and the audited financial statements and annual MD&A of the Company for the year ended December 31, 2007. This report is dated May 12, 2008 and the Company’s public filings, including its most recent Annual Information Form, can be viewed on the SEDAR website (www.sedar.com).

The Company prepares and files its financial statements and MD&A in Canadian (“CDN”) dollars and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). All amounts presented in this MD&A are in Canadian dollars and tabular dollar amounts are in thousands unless otherwise indicated.

Business Overview

New Gold Inc. (“New Gold” or the “Company”) is a Canadian based resource company engaged in the exploration and development of base and precious metals properties.  The current principle area of focus is the New Afton Copper Gold project (the “Project”) located approximately 10 kilometres west of Kamloops, British Columbia.

The Company signed a letter agreement dated March 31, 2008 with Metallica Resources Inc. (“Metallica”) and Peak Gold Ltd. (“Peak”) to complete a business combination (“the Transaction”) whereby New Gold would be the surviving legal company. The Transaction is subject to the completion of confirmatory due diligence, definitive documentation, regulatory approvals and obtaining a minimum two-thirds shareholder approval at special meetings of the shareholders of each of Metallica and Peak and majority approval at a general meeting of the shareholders of New Gold. The obligations of Metallica and Peak are also conditional upon New Gold obtaining waivers or amendments to certain terms and conditions of its Note Indenture dated June 27, 2007 (the “Note Indenture”) including:

•
Removing the permit test and replacing it with a more general covenant that the Company shall work diligently toward obtaining and, once obtained, maintaining in good standing, all permits required for the operation of its properties;

•	Providing for security on the New Afton Project in favour of the Noteholders;

•	Creating a mechanism for cash flow movement between the Company and the new subsidiaries including mandatory offers to redeem a portion of the Notes annually;

•	Renaming the Notes as “Senior Secured Notes”;

New Gold Inc.
(A Development Stage Company)

Management’s Discussion and Analysis
March 31, 2008

•
Providing for the issue pro rata to the Noteholders of 4,150,000 warrants to purchase common shares of the Company prior to June 28, 2017 for the exercise price of $15.00 per common share, subject to regulatory approval; and

•	Certain other technical and housekeeping changes.

The changes are described in detail in the Circular mailed to Noteholders on April 25, 2008 in connection with the request for a meeting of Noteholders called for May 9, 2008 (the “Meeting”) to consider the Extraordinary Resolution. To be effective, the Extraordinary Resolution must be approved by the holders of not less than 66 2/3% of the principal amount outstanding either: (a) present or represented by proxy at the Meeting; or (b) by written resolution.  If written approval is obtained in advance of the meeting, the Meeting will be cancelled.  If approved, the Amended and Restated Indenture will become effective on the date the Transaction closes.  If the Extraordinary Resolution is not approved, the Amended and Restated Indenture will have no effect.

Subsequent to the quarter end on May 8, 2008, the Company announced that the Extraordinary Resolution amending certain provisions of the Note Indenture dated as of June 27, 2007, has been approved by written resolution of holders of more than 66 2/3% of the principal amount of the Notes. Accordingly, the meeting of Noteholders scheduled for May 9, 2008 was cancelled. The Extraordinary Resolution will be effective only upon completion of the Transaction (see Note 18) and if the Transaction does not proceed the Extraordinary Resolution will be of no effect.

The Transaction contemplates that shareholders of Metallica will receive 0.9 common share of New Gold for each common share of Metallica held (the "Metallica Exchange Ratio"). Each outstanding Metallica convertible security will entitle the holder thereof to receive a convertible security of New Gold which will, upon conversion, be converted into that number of common shares of New Gold based on the Metallica Exchange Ratio. Shareholders of Peak will receive 0.1 common share of New Gold for each common share of Peak held (the "Peak Exchange Ratio"). Each outstanding Peak convertible security will entitle the holder thereof to receive a convertible security of New Gold which will, upon conversion, be converted into that number of common shares of New Gold based on the Peak Exchange Ratio.

In the event that a party enters into an agreement to effect an acquisition proposal that is different from the Transaction, then such party is obligated to pay to the other parties an aggregate amount equal to $22 million in the event Metallica is the terminating party, $8 million in the event New Gold is the terminating party, and $18 million in the event Peak is the terminating party as a termination payment. Each party has also been provided with certain other rights customary for a transaction of this nature, and New Gold has the right to match competing offers made to Metallica or Peak.

The respective boards of directors have unanimously approved the Transaction and the Transaction is expected to close in June 2008.

New Gold Inc.
(A Development Stage Company)

Management’s Discussion and Analysis
March 31, 2008

Ajax Project

On March 25, 2008 the Company announced the signing of an agreement between Abacus Mining and Exploration Corp. (“Abacus”) intended to ensure that any economic mineralization within and surrounding the past producing Ajax pits, is explored, delineated and developed in the most effective manner.  As a result the agreement grants Abacus an option to explore for, and potentially develop, mineralization in the area surrounding Abacus’ Ajax mineral claims.  Under this agreement Abacus must spend $2.5 million over 2 years over a portion of the Company’s mineral claims surrounding the Ajax pits, and complete a preliminary economic study within 6 months following the 2 year period.  If economic mineralization is established in the area between the pits, it will be developed as a joint venture between the two companies.  In the event of an open pit operation the interests will be 60:40 in favour of Abacus who will be the operator. In the event of an underground operation the interests will be 60:40 in favour of New Gold who will be the operator.

New Afton Copper-Gold Project

During 2008, the Company continued the underground development of the Project. The underground development is now proceeding on five development faces including commencement of the surface portal which began in early 2008. The Company completed 824 metres of underground development during the first quarter of 2008 and is currently averaging 90 to 100 metres per week.

Surface activities included the development of new surface roads and preparation of the construction office site in advance of the mill construction expected to commence late in the third quarter following site preparation and foundation completion for the mill in the second quarter of 2008.

The Company also commissioned, after the quarter end, the pit de-watering system and is now dewatering the New Afton pit into the previously mined Pothook pit where it will be stored and later used when milling commences.

The Company also continued its permitting processes for the remaining permits. In April 2008, the remaining key permits, focused on water use and tailings impoundment, were submitted with the authorities.

The procurement procedures for the mill site continued with the tendering and finalization of the mill structure, the vertimill and the floatation cells while the detailed engineering attained the 30% level. In addition, during the quarter, the Company announced that after a comprehensive review overseen by AMEC and including input from Cementation, Ledcor and AMC Consultants (Pty) Ltd., the Company's mining consultant, the construction costs for the Project are now projected to total $592 million (which includes a contingency of $48.6 million), 19.6% over the projected costs contained in the Feasibility Study. The primary reasons for the increase are attributed to higher labour and material costs.

New Gold Inc.
(A Development Stage Company)

Management’s Discussion and Analysis
March 31, 2008

The Company also announced on March 24, 2008, the signing of a Participation Agreement with the Kamloops Division of the Secwepemc Nation, comprising the Kamloops Indian Band and the Skeetchestn Indian Band. The purpose of the Participation Agreement is to establish a co-operative and mutually beneficial relationship between the First Nations and the Company with respect to the Project and provide a long-term framework for communication, collaboration and cooperation. The Agreement will provide the Kamloops Division with economic opportunities and social and financial benefits, including employment, education, training and business opportunities. The Agreement secures the consent of the Kamloops Division to the Project and its support through all project phases.

During the quarter it was determined that the previously approach to exploration, which had been focused in and around the New Afton resource both at surface and at depth, would be curtailed on the basis that the mineralisation identified in this programme would not be mined in the first 5 years of the mine life. The Company will instead initially focus on a full evaluation of the previous drilling program results and re-direct the future program to an evaluation of the regional potential of the Company’s mineral claim holdings including a geophysical survey. As a result, the extent of drilling expected in the near term will be significantly reduced.

Selected Quarterly Information

The results of operations summarized in the following tables have been prepared in accordance with Canadian GAAP:

Comparative Periods
$Cdn	2008 1st Quarter	2007 4th Quarter	2007 3rd Quarter	2007 2nd Quarter
Statements of Operation and Deficit
Loss	$9,221	$42,576	$16,448	$1,962
Loss per share	0.25	1.15	0.45	0.08

Balance Sheets
Working Capital	(76,592)	(29,600)	183,513	228,066
Total Assets	475,447	468,835	502,636	489,143

Statements of Cash Flows
Payments for mineral properties exploration costs	20,103	20,406	5,957	7,046

New Gold Inc.
(A Development Stage Company)

Management’s Discussion and Analysis
March 31, 2008

$Cdn	2007 1st Quarter	2006 4th Quarter	2006 3rd Quarter	2006 2nd Quarter
Statements of Operation and Deficit
Loss	$462	$1,375	$750	$60
Loss per share	0.02	0.06	0.03	0.00

Balance Sheets
Working Capital	56,783	65,471	71,442	76,460
Total Assets	133,238	132, 656	131,040	130,531
Statements of Cash Flows
Payments for mineral claim interest and exploration costs	5,867	5,449	4,544	5,442

During the first quarter of 2008, the Company invested approximately $20.1 million on its mineral properties as compared to $5.9 million in the comparative quarter in 2007. During the current quarter, expenditures on the New Afton project included $18.0 million on underground development and infrastructure and $1.3 million on surface exploration in and around the New Afton project and $0.8 million on the Company’s Ajax claims.  In the comparative quarter, the Company spent $3.7 million on development activities, principally related to the construction of a new pit road, $1.8 million on the feasibility study and $0.3 million on surface exploration programs in and around the current resource.

In addition, in 2008, the Company spent $11.0 million on property, plant and equipment in the first quarter as compared to $1.3 million in the comparative quarter in 2007. The significant increase relates to the acquisition of the initial mine development fleet plus sundry capital assets required for the development of the New Afton Mine. In 2007, the acquisitions related to the acquisition of the underground infrastructure equipment acquired from the then departing underground mining contractor.

For the first quarter of 2008, the Company incurred a loss of $9.2 million or $0.25 per share as compared to a loss of $0.4 million or $0.02 per share in the prior comparative three month period. The increase in the loss is primarily related to the expensing of $9.4 million related to interest and accretion charges which do not qualify for capitalization to the Project costs. The Company allocates the interest and accretion charges arising as a result of the Note and Debenture debt financings between mineral properties and the Statement of Operations based upon the weighted average effective interest rate of the borrowings times the average capitalized value of the Project during the period.  The accretion charge on a quarterly basis will reduce in future periods once the obligation of the Company to offer to redeem the Note prior to maturity is met; therefore the Company has been accreting the debt over a 12 month period to its face value. The Company expects to be changing the accretion period to the expected life of the debt in June 2008 once the remaining permits are received or the Note vote on the waiver is approved by the Noteholders. In addition, as the carrying value of the New Afton property

New Gold Inc.
(A Development Stage Company)

Management’s Discussion and Analysis
March 31, 2008

increases the proportionate amount of interest and accretion charged to mineral properties as compared to operations will increase. In addition, the Company incurred severance charges in the amount of $1.3 million related to the departure of the then CEO during the quarter.

The loss was partially offset by an increase of $1.0 million in higher interest income from the net proceeds from the June and July 2007 financings excluding those investments tied up in the ABCP restructuring for which no interest has been realized, or accrued for, pending clarification from the restructuring committee.

The Company also realized a future tax recovery of $1.7 million primarily as a result of the recognition of $1.5 million in non-capital losses incurred during the quarter.

Previous Eight Quarters

Over the eight preceding quarters, the following significant events have occurred which have impacted the trends over that period:

•
Financings - On June 28, 2007 and subsequent agent’s over allotment option on July 27, 2007, the Company completed a short form prospectus filing generating gross cash proceeds of $392.3 million (net proceeds of $374.5 million) (see Liquidity and Capital Resources).  In February 2006 the Company raised $75 million from the issuance of units comprised of one share with a half warrant. In addition, the Company raised approximately $3 million in flow through financing during the fourth quarter of 2005.

As a result, total assets and working capital, until the fourth quarter of 2007, has increased significantly since the second quarter of 2007. Once the Company receives its remaining permits, working capital will improve further as the Note debt will be re-classified from a current to long-term liability.

•	The Company commenced a Feasibility Study in December 2005 (the results of which were published in the second quarter 2007) at a total cost of $9.3 million over the preceding six quarters.

•
The Company has recognized an impairment charge against its ABCP investments in the third quarter of 2007 in the amount of $17.2 million and an additional $32.8 million in the fourth quarter of 2007, as management’s best estimate of the likely loss that may be realized on its holdings on ABCP on the resolution of the ABCP restructuring.

•
The Company also expensed $9.4 million in the first quarter of 2008, $11.4 million in the third quarter of 2007 and $10.7 million in the fourth quarter of 2007 related to interest and accretion charges based on its interest capitalization policy.

•
The Company has recorded a tax recovery of $10.6 million at September 30, 2007 related to available loss carry forward amounts and share and debt issue costs as discussed in the 2007 third quarter comparative.

New Gold Inc.
(A Development Stage Company)

Management’s Discussion and Analysis
March 31, 2008

Liquidity & Capital Resources

As at March 31, 2008, the Company had negative working capital of $76.6 million versus negative working capital of $29.6 million as at December 31, 2007. The primary reason for the negative working capital relates to the continued accounting for the Notes as current debt and categorizing the illiquid ABCP investments as long-term assets. Once the Company meets or secures a waiver on its permit test on the debt, the Company expects to return to a positive working capital position. The negative working capital increase has occurred because of the combined effective of an additional $11.8 million being accreted to the value of the Notes plus the reduction in the Company’s cash balances which were primarily used for funding the Project development, which totaled $31.1 million in the quarter.

The Company’s ability to continue as a going concern is dependent upon obtaining the remaining permits for its New Afton project or successfully acquiring a waiver for this test as has been applied and conditionally approved by the Noteholders, resolving the liquidity situation surrounding its ABCP investments or obtaining the necessary financing to fund its debt obligations over the next year which may be realized through the proposed three company merger.

The Company’s continuing operations are also dependent on the raising of additional financing to finance the remainder of the Project construction. The amount and timing of these raisings may be materially impacted by the resolution of the Company’s investments in ABCP.  There can be no assurance it will be able to raise sufficient funds as and when such funds are required. There can furthermore be no assurance that the Company will obtain the necessary permits or resolve its ABCP issues or obtain the necessary funding to continue with its Project construction.

New Accounting Policies

During 2008 the Company adopted the following accounting policies:

Capital disclosures and financial instruments – disclosures and presentation
On December 1, 2006, the CICA issued three new accounting standards:  Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”.  These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on December 1, 2007.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

New Gold Inc.
(A Development Stage Company)

Management’s Discussion and Analysis
March 31, 2008

The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.

Commitments and Contingent Liabilities

Afton Project Commitments

a)
The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment necessary to commence development of the Project. At March 31, 2008, these commitments totaled $20.5 million and are expected to fall due over the next 12 months.

b)
Under the terms of the Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2 million in cash or common shares of the Company.

c)
On October 31, 2007, the Company received the main mining permit for the New Afton project under the Mines Act (B.C.) which provides the approval to construct, operate and reclaim the New Afton Mine.  The permit obligates the Company to provide a total security deposit in the amount of $9.5 million over a five year period.  The first deposit of $3.5 million was paid within 30 days of the receipt of the permit and the Company is obliged to fund an amount of $1.5 million per year over the next four years.

a.
On March 20, 2008, the Company signed a Participation Agreement (the “Participation Agreement”) with the Kamloops Division of the Secwepemc Nation (“the Bands”) and  which provides the Bands with certain economic and social benefits and confirms the Bands’ support for the New Afton Project. The Participation Agreement stipulates that the Company will pay to a socio-economic trust, to be created for the benefit of Band members, annual payments as follows:

1)	2009 - $250,000;

2)
 for years after 2009 in which commercial production has commenced but the capital cost of developing and constructing the New Afton Project has not been repaid, an amount equal to the greater of a 0.5% Net Smelter Return (“NSR”) or:  (i) $250,000 in respect of realized copper prices less than $2.50 (US) a pound; or (ii) $500,000 in respect of realized copper prices greater than $2.50 (US) a pound;

3)
for years after 2009 in which commercial production has commenced and the capital cost of developing and constructing the New Afton Project has been repaid, an amount equal to the greater of $1,000,000 or (i) a 1.0% NSR in respect of realized

New Gold Inc.
(A Development Stage Company)

Management’s Discussion and Analysis
March 31, 2008

copper prices less than $2.50 (US) a pound; or (ii) a 1.5% NSR in respect of realized copper prices greater than $2.50 (US) a pound; or (iii) a 2.0% NSR in respect of realized copper prices greater than $3.00 (US) a pound.

The Participation Agreement also grants to the Bands a right of first refusal to purchase that portion of the Afton Surface Rights lying to the north of the Trans Canada Highway and south of Kamloops Lake in the event the Company decides to sell these lands in the future.

Other Royalties and Property Commitments

e)
Under the terms of the Ajax - Python Claim option agreement the property is subject to a 2% net smelter royalty (“NSR”). The Company can purchase the NSR for $100,000, payable in cash or common shares of the Company.

f)
On October 25, 2007, the Company completed the acquisition of the Teck surface rights including the payment of $16 million plus applicable transfer taxes. As part of the transaction, Teck has been granted a 2% Net Smelter Return over the Project, which the Company has the option to repurchase at any time for $12 million.

g)
In 2006, the Company completed two arm’s length agreements with the owners (collectively, the “optionors”) of two mineral claim groups, whereby for an aggregate payment to them of $28,965 in cash, the Company acquired the exclusive right to explore the properties for one year.  The exclusive exploration rights may, at the Company’s option, be extended for two further one-year periods by making payments of $50,000 to one optionor and $43,020 to the other.  Any further payments to the optionors are payable in cash or equivalent value in shares of the Company at the optionor’s discretion in one case and at the discretion of the Company in the other.

The Company may, at any time during the option period, purchase the properties by paying the first optionor $100,000 and reserving a 1.5% net smelter return royalty on the production from the property and paying the second optionor $93,400 and reserving a 1% net smelter return royalty on the production from the property. The Company received transfer of title to both properties, which will be retransferred if the Company does not exercise the purchase option.

Operating Leases

h)	The Company is committed to operating leases in the aggregate of $381,528. The future minimum lease payments as at March 31, 2008 are as follows:

(in thousands)
2008	$196
2009	126
2010	59
$381

New Gold Inc.
(A Development Stage Company)

Management’s Discussion and Analysis
March 31, 2008

Off-Balance sheet arrangements and related party transactions

The Company does not have any off-balance sheet arrangements or any material related party transactions.

Outlook

In addition to completing the proposed three way merger which is expected to be voted on the shareholders of the two other companies in June 2008, the advancement of the Project remains the Company’s primary focus. Management’s operating efforts in this regard over the near-term will be primarily focused on:

Advancement of the development of the underground which is the critical path item on the project timeline;

Completion of detailed engineering of the Project plus securing the remaining permits necessary for the Project;

Continued procurement of the mill components and structures and development mobile fleet, for the Project; and

Continued expansion of the Company’s work force to meet the personnel requirements of the Project.

The Company, however, faces significant financial challenges in the short to medium term. As at March 31, 2008, the Company has negative working capital of $76.6 million due to the classification of the Company’s Notes as a current liability because of a provision in the Note Indenture which requires the Company to comply with a permit test on or before June 28, 2008 as well as categorize its presently illiquid ABCP investments as long-term assets. Should the Company fail to meet the test, or be unsuccessful in acquiring the waiver it is seeking, it is then obligated to offer to redeem the Notes at par value ($237 million). The Company also has $170 million with a fair value estimated at $120 million in illiquid Asset Backed Commercial Paper (“ABCP”) and while the holders of these instruments voted in favour for the restructuring on April 25, 2008 there can be no assurance that the full restructuring will be completed pending a number of court motions challenging certain aspects are heard. In addition there are no assurances that the Company will ultimately realize a meaningful amount on its ABCP.

As at May 12, 2008, the Company’s outstanding capital was:

Common shares	36,970,717
Warrants	23,700,000
Common stock options	2,863,500

New Gold Inc.
(A Development Stage Company)

Management’s Discussion and Analysis
March 31, 2008

Forward-Looking Statement

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management’s discussion and analysis. Forward-looking information is, in addition, based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

New Gold Inc.
(A Development Stage Company)

Management’s Discussion and Analysis
March 31, 2008

Cautionary Note Concerning Reserves and Resource Estimates

United States investors are advised that while the terms “reserves” and ”resources” are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred resources are in addition to measured and indicated resources.  Further, inferred resources have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which established standards for all public disclosure of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by New Gold Inc. in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.